UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 25, 2014

ILLINOIS TOOL WORKS INC.
(Exact Name of Registrant as Specified in its charter)

Delaware	**1-4797**	**36-1258310**
(State or other jurisdiction of incorporation)	**(Commission File No.)**	**(IRS Employer Identification No.)**

3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: 847-724-7500

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2 (b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On February 25, 2014, Illinois Tool Works Inc. (the "Company") issued and sold (i) $650,000,000 in aggregate principal amount of 0.900% notes due February 25, 2017 (the "2017 Notes"), (ii) $650,000,000 in aggregate principal amount of 1.950% notes due March 1, 2019 (the "2019 Notes") and (iii) $700,000,000 in aggregate principal amount of 3.500% notes due March 1, 2024 (the "2024 Notes" and together with the 2017 Notes and the 2019 Notes, the "Notes"). The Notes were issued pursuant to the Company's Registration Statement on Form S-3 (No. 333-183449) and the Prospectus included therein (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission (the "Commission") on August 21, 2012, and the Prospectus Supplement relating thereto dated February 18, 2014, and filed with the Commission on February 19, 2014. The Notes were issued under an Indenture dated as of November 1, 1986, as supplemented by a First Supplemental Indenture dated as of May 1, 1990, between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee (together, the "Indenture"), and an Officers' Certificate containing the terms of the Notes. The Indenture, together with the Officers' Certificate, sets forth the terms of the Notes and the obligations of the Company thereunder. A copy of the Officers' Certificate is filed as Exhibit 4.1 to this Current Report on Form 8-K and is incorporated by reference herein.

A copy of the opinion of Janet O. Love, Deputy General Counsel and Assistant Secretary of the Company, relating to the legality of the Notes, is filed as Exhibit 5.1 to this Current Report on Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
4.1	Officers' Certificate dated February 25, 2014, establishing the terms, and setting forth the forms, of the 0.900% Notes due 2017, the 1.950% Notes due 2019 and the 3.500% Notes due 2024.
5.1	Opinion of Janet O. Love, Deputy General Counsel and Assistant Secretary of the Company.
23.1	Consent of Janet O. Love (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Date: February 25, 2014

By: /s/ Maria C. Green

Name: Maria C. Green

Title: Senior Vice President, General Counsel & Secretary

EXHIBIT INDEX

Exhibit No.	Description
4.1	Officers' Certificate dated February 25, 2014, establishing the terms, and setting forth the forms, of the 0.900% Notes due 2017, the 1.950% Notes due 2019 and the 3.500% Notes due 2024.
5.1	Opinion of Janet O. Love, Deputy General Counsel and Assistant Secretary of the Company.
23.1	Consent of Janet O. Love (included in Exhibit 5.1).